

OFFERING MEMORANDUM

facilitated by



Roundhead Brewing, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Roundhead Brewing, LLC
State of Organization	MA
Date of Formation	10/22/2020
Entity Type	Limited Liability Company
Street Address	Powerhouse at 1 Westinghouse Plaza, Hyde Park MA, 02136
Website Address	https://roundheadbrewing.com/

(B) Directors and Officers of the Company

Key Person		Craig Panzer
Position with the Company		
	Title	MANAGER
	First Year	2020
Other business experience (last three years)		Sales & Marketing Manager Sales and Marketing Manager **Otter Creek Brewing / Wolaver's Organic Ales** Director of Operations **City Feed and Supply** Senior Manager, Marketing & Communications **Interise**

Key Person	Luis Espinoza
Position with the Company Title First Year	 MANAGER 2020
Other business experience (last three years)	Brewer & Founder **Roundhead Brewing Company** Chef **Westin Waterfront & Renaissance Hotel** Head of Production **D'Lucio Bakeries, Peru**

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Craig Panzer	50%
Luis Espinoza	50%

(D) The Company's Business and Business Plan

Our Mission

Roundhead Brewing Company is a locally owned brewery in Hyde Park, MA. Great beer is the starting point for our mission: Bringing people together in our neighborhood taproom.

- Hyde Park is a diverse community, and we could think of no better place for New England's first Latino-owned brewery.
- We believe in community connections, because that's what we're all about. This is also how we started. Luis Espinoza and Craig Panzer met through their kids' JP Youth soccer games. Soon after, we decided to partner on plans to open a five-barrel brewery and taproom business.
- Our taproom will feature small-batch brews — always fresh, and always exciting. Plus, a pizza kitchen with a wood-fired oven.

Intended Use of Funds

Where oil once burned to feed factory buildings, we're filling the Powerhouse at Westinghouse Plaza with energy once again – the people-powered kind. Support the build-out of the brewery taproom with your investment!

- Your contribution will support the buildout of our taproom and pizza kitchen.
- The Espinoza and Panzer families are each contributing $75k to buildout.
- The Boston Impact Initiative in partnership with RSF Finance is providing a five-year loan of

$150k for the purchase of equipment from a NH brewhouse supply company.

The Team

Luis Espinoza, Founder, Head Brewer

I am a professional chef that began to develop my passion for brewing over ten years ago in Boston. I launched Roundhead Brewing Company in 2017, devoting my time to create the brand and signature recipes for a unique, artisan-style craft beer.

D'Lucio was my family's bakery in Peru. We had a production center and three locations where we sold our products. Making bread is not that different from brewing beer. When I explained the brewing process to my dad, he told me, "Ahora haces pan liquido." Now, you make liquid bread.

A family business is a place where you connect with the community. The best part: Seeing the satisfaction of customers, and the relationships that we make — it's like a family bond.

En Español

Soy chef de profesión que empezó a desarrollar pasión por hacer cerveza artesanal hace más de 10 años en el sótano de la casa en Boston.

Yo lancé Roundhead Brewing Company en el 2017, dedicando mi tiempo a crear la marca y las recetas exclusivas para la cerveza de estilo artesanal único.

D'Lucio fue un negocio familiar de panadería en Perú. Tuvimos un centro de producción y tres ubicaciones donde vendiamos nuestros productos. No hay mucha diferencia entre la elaboración de pan y la elaboración de cerveza. Cuando explique el proceso a mi Papá, me dijo:

"Ah, ahora haces Pan Líquido".

Un negocio de panadería familiar como esta, es un lugar donde se conecta con la comunidad. La mejor parte es: ver la satisfacción de los clientes y las relaciones que se establecen son como vínculos familiares.

Craig Panzer, Founder, COO

Out of college, I went straight to work for a craft brewery. Otter Creek and Wolaver's Organic Ales. There, new friends taught me about marketing and selling beer across seventeen states. One thing I learned at Otter Creek: I do not want to sell beer across seventeen states.

Enough with shipping water across the country (and the world). Beer is 90-95% water, after all. Instead, let's do it all right here: Source water from the Quabbin, hire from Hyde Park, pay a fair wage, buy from local farmers, and make the best beer possible.

I could not, would not open a brewery if not for Luis Espinoza. The guy is an amazing chef, caring father, and his love for brewing is contagious.

En Epsañol

Al salir de la universidad, fui directamente a trabajar para una cervecería Artesanal. Otter Creek y las cervezas orgánicas de Wolaver. Allí, nuevos amigos me enseñaron sobre marketing y venta de cerveza en 17 estados. Una de las cosas que aprendí de Otter Creek es que no quiero vender cerveza en 17 estados.

Basta de transportar agua a todo el país

(y al mundo). Después de todo la cerveza está compuesta 90-95 % de agua. Por lo contrario, hagamos las cosas mejor, Usaremos agua de Quabbin, emplearemos personal de Hyde Park, pagaremos un salario justo, compraremos a agricultores locales y haremos la mejor cerveza posible.

No podría haber hecho posible abrir una cervecería si no fuera por Luis Espinoza. Es un chef increíble, un padre cariñoso y su amor por la cerveza es contagioso.

En Español

El lanzamiento - Roundhead Compañía de Cerveza, está buscando inversionistas para la apertura de su cervecería en Hyde Park, MA.

Nuestra Mision

La compañía de Cerveza Roundhead, es una cervecería con propietarios locales en Hyde Park, MA. Una buena cerveza es el punto de partida de un misión como: "Cerveza Que Reúne" Reunir a toda la gente de nuestro vecindario en nuestra cervecería.

- Hyde Park es una comunidad muy diversa y no podríamos pensar en un lugar mejor para la primera cervecería de propiedad latina en Nueva Inglaterra.
- Nosotros creemos en las conexiones con la comunidad porque de esto se trata. Y es así como nosotros empezamos. Luis Espinoza y Craig Panzer se conocieron a través de los partidos de fútbol (soccer) que sus hijos asisten en la comunidad de Jamaica Plain donde ellos viven. Poco después, decidimos asociarse en planes para abrir una cervecería de cinco barriles y una taberna como negocio.
- Nuestra cervecería contará con lotes pequeños de cerveza, siempre fresca y emocionante por las variedades, para complementar contaremos con una pizzería de horno a leña.

Uso previous de los fondos

Donde antes se quemaba combustible para alimentar los edificios de las fábricas, Es ahí donde estamos volviendo a llenar esa energía con personas en el Powerhouse del Westinghouse Plaza. ¡Apoye la construcción de nuestra cervecería con su inversión!

- Su contribución apoyará la construcción de nuestra cervecería y cocina pizzeria.
- Las familias de Espinoza y Panzer están contribuyendo cada uno con $75 mil para la construcción
- Boston Impact initiative en sociedad con Roundhead Brewing Co. está contribuyendo con $150mil en préstamos por 5 años, para la compra de equipos cerveceros de la compañía Brewhouse supplies.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS**

OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$100,000
Offering Deadline	May 26, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$107,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment	$42,000	$42,000
Space Build-Out	$42,000	$42,000
Furniture	$10,000	$10,000
Working Capital	$0	$6,580
Mainvest Compensation	$6,000	$6,420
TOTAL	$100,000	$107,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT

WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 3.2%[2]
Payment Deadline	2028-10-01
Maximum Payment Multiple	1.25 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.62%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 3.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$100,000	3.0%
$101,750	3.0%
$103,500	3.1%
$105,250	3.2%
$107,000	3.2%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Craig Panzer	50%
Luis Espinoza	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Boston Impact Initiative	$75,000	5%	12/30/2026	
RSF Social Finance	$75,000	5%	12/30/2026	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Roundhead Brewing Company was established in October 2020. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of 3/15/2021, Roundhead Brewing Company has debt of $150,000 outstanding and a cash balance of $300,000. This debt is sourced solely from Boston Impact Initiative and RSF Social Finance and will be senior to any investment raised on Mainvest.

Financial liquidity

Roundhead Brewing Company has a strong liquidity position due to its high cash reserves as compared to debt and other liabilities. Roundhead Brewing Company expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$369,940	$394,134	$453,654	$520,800	$600,408
Cost of Goods Sold	$114,855	$124,919	$143,337	$161,691	$188,415
Gross Profit	$255,085	$269,215	$310,317	$359,109	$411,993
EXPENSES					
Rent	$48,000	$48,000	$48,000	$48,000	$48,000
Utilities	$20,004	$21,000	$22,500	$23,153	$24,310
Salaries	$75,000	$79,904	$115,000	$122,000	$130,000
Insurance	$7,000	$7,175	$7,354	$7,537	$7,725
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Credit Card Processing	$9,996	$10,245	$10,501	$10,763	$11,032
Marketing	$3,996	$4,095	$4,197	$4,301	$4,408
Loan Repayment	$20,004	$20,004	$20,004	$20,004	$20,004
Depreciation	$23,800	$23,800	$23,800	$23,800	$23,800
Sales and Meals Tax	$16,361	$17,603	$20,311	$23,357	$27,081
Operating Profit	$24,924	$31,239	$32,347	$69,734	$109,012

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V